

February 16, 2012

Via E-mail
Mr. Gregory D. Perry
Executive Vice President, Chief Financial Officer
ImmunoGen, Inc.
830 Winter Street
Waltham, MA 02451

Re: ImmunoGen, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 29, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed January 31, 2012
File No. 000-17999

Dear Mr. Perry:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 1. Business
Out-licenses and Collaborations, page 8

1. Please amend your annual report to state the range of royalty payments for each agreement (e.g. "low single-digits," "high single-digits," "teens," etc.) and, where currently omitted, the duration and termination provisions as well.

2. Please amend your annual report to file your agreements with Novartis and Bayer HealthCare as exhibits, and also amend your most recent quarterly report to file the agreement with Eli Lilly you entered into in December 2011. Based on the royalty and

milestone payments you have received through these agreements to date, as well as the potential royalty and milestone payments you may receive from them in the future, the agreements appear to us to be material. Alternatively, if you believe that any of these agreements is not material and therefore should not be filed, please explain the basis for this belief in a response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 48

3. On page 50 you indicate that you do not track research and development costs by project, but instead manage your research and development expenses within four separate categories. In order to provide readers with more insight into your research and development activities, please provide us proposed revised disclosure to be included in future periodic reports of the fluctuation of expenses in these four categories over the periods presented that indicates the significant projects underlying the various fluctuations.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
B.   Summary of Significant Accounting Policies
Revenue Recognition, page 62

4. In the second paragraph of your policy for exclusive licenses on page 63 you indicate that you provide preclinical and clinical materials to your collaborators at your cost, or, in some cases, cost plus a margin. Please explain to us how you consider manufacturing at cost when it comes to allocating agreement consideration to a unit of accounting that includes the manufacturing/supply component of your collaboration agreements. Reference for us the authoritative literature you rely upon to support your accounting.

5. In the first full paragraph on page 64 you indicate that you defer upfront payments on single-target exclusive licenses that do not have standalone value. You indicate that you recognize the associated revenue over the development phase which begins at the inception of the collaboration agreement and concludes at the end of non-pivotal Phase II testing. Please explain to us why the development phase for purposes of the recognition of upfront license fees does not extend through FDA approval.

6. In the last paragraph of your exclusive licenses policy on page 65 you indicate that your agreements with milestone fees generally meet the criteria of ASU 2010-17 and that you recognize revenue when such milestones are achieved. Please provide us proposed revised policy disclosure to be included in future periodic reports that describes the criteria of ASU 2010-17 consistent with the requirement in ASC 605-28-50-1 and separately demonstrate to us how your agreements with substantive milestones meet the requirements of ASC 605-28-25-2.   In addition, for each agreement with substantive

milestones identified in Note C, please provide us proposed revised disclosure to be included in future periodic reports that describes each milestone and related contingent consideration and indicates the factors considered in determining whether the milestone or milestones are substantive as required by ASC 605-28-50-2.

7. In your broad option agreement policy disclosure on page 65 you indicate that you account for the option granted to collaborators differently depending upon whether the option is considered substantive. If so, you recognize the upfront option fee over the option period, if not, you recognize the upfront fee over the period from contract signing through the end of the non-pivotal Phase II testing. Please address the following comments:

   • With a view toward revising your policy disclosure, please tell us what you mean by substantive in this instance. Tell us whether, and if so how, it relates to substantive under the Milestone Method under ASU 2010-17.

   • Please tell us how you applied this policy to your Novartis and Lilly agreements addressed further below. In this regard, for both these agreements you do not appear to disclose whether either of the options inherent in the agreements is substantive. Furthermore, your deferral of the upfront fee until the option is exercised in each instance does not appear to be consistent with either recognizing revenue over the option period for substantive options or over the period from contract signing through the end of non-pivotal Phase II testing for non-substantive options.

   • Please tell us how this policy complies with GAAP and reference for us the authoritative literature you rely upon to support your accounting.

   • With a view toward revising your policy disclosure, please clarify whether you are entitled to an additional fee upon a collaborator's exercise of its option to secure a development and commercialization license to your TAP technology or whether the upfront fee is the only compensation associated with the option.

C.   Agreements
Significant Collaborative Agreements
Novartis, page 79

8. You determined that the research license sold to Novartis, together with the development and commercialization licenses represent one unit of accounting. You also determined that this unit of accounting has standalone value from the rights to future technological improvements and the research services. Please provide us your analysis demonstrating how each unit of accounting had standalone value based on the requirements of ASC 605-25-25-5a. For each deliverable identified as a separate unit of accounting, please state the factors that support or do not support a determination that the deliverable has value to the customer on a standalone basis and explain the judgment used to reach the final determination. Tell us why the research license was considered to have no standalone value from the development and commercialization licenses.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Consolidated Financial Statements (unaudited)
Notes to Consolidated Financial Statements
B.   Collaborative Agreements
Lilly, page 13

9. Please provide us proposed disclosure to be included in future periodic reports that includes the following information regarding your licenses sold to Lilly:
    - The significant deliverables within the arrangement
    - The general timing of delivery or performance of service for the deliverables
    - Performance, cancellation, termination, and refund-type provisions
    - A discussion of the significant factors, inputs, assumptions, and methods used to determine selling prices for the significant deliverables
    - Whether the significant deliverables in the arrangements qualify as separate units of accounting and, if not, the reasons that they do not qualify
    - The general timing of revenue recognition for significant units of accounting
    - The effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration.

    Your revised disclosure should include both qualitative and quantitative information necessary for a user of the financial statements to understand the nature of the judgments made in applying ASU 2009-13 and the changes in either those judgments or the application of ASU 2009-13 that may significantly affect the timing or amount of revenue recognition.

10. Please provide us your analysis demonstrating how each identified unit of accounting had standalone value based on the requirements of ASC 605-25-25-5a. For each deliverable identified as a separate unit of accounting, please state the factors that support or do not support a determination that the deliverable has value to the customer on a standalone basis and explain the judgment used to reach the final determination.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filings;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638, if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant